[WSGR LETTERHEAD]

August 30, 2012

Certain information has been omitted from the EDGAR filed copy of this Letter and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.  The omitted portions have been identified with a placeholder identified by the mark “[**]”.

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Attention:	Kathleen Collins, Accounting Branch Chief

Re:	VirnetX Holding Corporation.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed August 9, 2012
File No. 001-33852

Ladies and Gentlemen:

On behalf of VirnetX Holding Corporation, a Delaware corporation (“VirnetX”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 13, 2012, relating to the above reference filings. Set forth below are VirnetX’s responses to the comments from the Staff.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with VirnetX’s response.

Form 10-Q for the Fiscal Quarter ending June 30, 2012

Notes to the Financial Statements

Note 9. Litigation, page 9

1.
We note that during fiscal 2012 you entered into Patent License Agreements with three parties with whom you had pending litigations (Aastra USA, Inc., Mitel Network Corporation, and NEC Corporation). We further note that these Agreements included a one-time payment to the company and on-going royalties for all future sales through the expiration of the licensed patents. Please tell us the following as it relates to each of these Agreements:

•	Describe in further detail the terms of these Agreements;

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-001

Each of the Agreements was entered into in settlement of existing patent infringement litigation brought by VirnetX against the relevant counterparty to the Agreement, prior to any final judgment or determination of liability or damages in the litigation.  Under the Agreements, which all follow the same general format, in exchange for a one-time payment as compensation for prior sales by the licensee, and also an ongoing future royalty as compensation for future sales by the licensee, VirnetX agreed to dismiss the pending litigation against the counterparty and enter into a perpetual, non-exclusive, non-transferable (except in circumstances explicitly provided in the Agreement) license in the United States to specified VirnetX patents.  The parties also agreed to mutual releases of claims concerning the litigation.

•	Tell us the amount of the one-time payments received for each Agreement and tell us when you received such payments;

VirnetX collected the following one-time payments on the following dates.

Party	Past Royalties One-Time Payments	Date Received
Aastra	[**]	May 1, 2012
Mitel	[**]	August 14, 2012
NEC	[**]	Not received to date; Due within 45 days of August 1, 2012; No revenue recognized to date

These amounts were negotiated with each licensee based upon application of a royalty rate to historical sales of licensed products prior to the execution of the license agreement.  These one-time payments were compensation for prior sales by the licensee and do not represent compensation for any future sales. These amounts do not represent a damages judgment.

•	Tell us how you accounted for these payments and provide the specific accounting guidance you relied upon;

The consideration in each of the settlements constituted (A) a one-time royalty payment based on prior sales, and (B) an on-going future royalty payment agreement based on future sales.

VirnetX recognized amounts received as one-time payments based on prior sales as “Revenues – Royalties” in its Consolidated Statement of Operations at the time of collection in accordance with ASC 985-605-25 since the one-time payments were made for licenses with respect to sales occurring in the past, and the other requirements of ASC 985-605-25 were met upon receipt of the payment.  VirnetX did not have a reliable basis to assess collectability or determine royalty amounts prior to that time.

ASC 985-605-25: If an arrangement does not require significant production, modification or customization of software, revenue is recognized when all of the following criteria are met (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectability is probable.

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-002

In addition, VirnetX relied upon SEC Staff Accounting Bulletin Topic 13.A.3(f) – Q&A No. 11, “To the extent that the license is a separate deliverable, the fee is nonrefundable, and the seller has no future obligations or performance requirements, revenue will generally be recognized . . . .  at the beginning of the license term (the specific performance model) . . .”

With respect to royalty amounts based on future sales, none of which have been received to date, they will also be recognized in accordance with ASC 985-605-25, at the time all four conditions of revenue recognition are met.

•	Tell us the royalty rate to be paid under each Agreement; and

The royalty rates under each Agreement are as follows:

Party	Past Royalty Rates (Used Only to Determine Amount of One Time Payments)	Future Royalties
Aastra	[**]	[**]
Mitel	[**]	[**]
NEC	[**]	[**]

Royalty rates apply to sales of “Licensed Products” or “Royalty Bearing Products” as defined in each Agreement.

•	Tell us the amount of royalties received to date, if any and how you accounted for such payments.

Other than the one time payments as compensation for prior sales received from Aastra and Mitel discussed in response to the second bullet above, the VirnetX has not received any other royalties to date.  That is, VirnetX has not to date received any royalties with respect to future sales after execution of the Agreements. Such amounts are expected to be first received in October or November 2012 (subject to sales of licensed products occurring by the licensee), and will be recorded when the requirements for revenue recognition discussed above are met.

*           *           *

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-003

Should you have any questions relating to the foregoing or wish to discuss any of VirnetX’s responses, please contact me at (650) 565-3514 or my partner Katharine A. Martin at (650) 565-3522.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Bradley L. Finkelstein

Bradley L. Finkelstein

cc:	Kendall A. Larsen, VirnetX Holding Corporation
Katharine A. Martin, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY VIRNETX HOLDING CORPORATION – VHC-004

VIRNETX HOLDING CORPORATION
308 Dorla Court, Suite206
Zephyr Cove, NV  89448

August 30, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Attention:	Kathleen Collins, Accounting Branch Chief

Re:	VirnetX Holding Corporation.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed August 9, 2012
File No. 001-33852

Ladies and Gentlemen:

In response to your request in the letter dated August 13, 2012 relating to the above-referenced filings, VirnetX Holding Corporation, a Delaware corporation (“VirnetX”), hereby acknowledges the following:

1.	VirnetX is responsible for the adequacy and accuracy of the disclosure in VirnetX’s filings;

2.
Comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to VirnetX’s filings; and

3.	VirnetX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Very truly yours,
VIRNETX HOLDING CORPORATION
By:	/s/ Kendall A. Larsen
	Name:	Kendall A. Larsen
	Title:	President and Chief Executive Officer

cc:	Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Bradley L. Finkelstein, Wilson Sonsini Goodrich & Rosati, Professional Corporation